UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM 11-K

(Mark One)

[X]               Annual report pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2005

                                       OR

[ ]              Transition report pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

                     For the transition period from to ____

Commission File Number 1-11377


CINERGY CORP. UNION EMPLOYEES' 401(k) PLAN./


                         CINERGY CORP. UNION EMPLOYEES'
                                  401 (k) PLAN
                             139 East Fourth Street
                             Cincinnati, Ohio 45202


              (Full title of the Plan and the address of the Plan,
                if different from that of the issuer named below)

                                  CINERGY CORP.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

           (Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office)





CINERGY CORP.
UNION EMPLOYEES' 401(k) PLAN

TABLE OF CONTENTS
-----------------------------------------------------------------------------


                                                                        Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2005 and 2004                                           2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2005 and 2004                       3

   Notes to Financial Statements                                         4-10

SUPPLEMENTAL SCHEDULE--                                                   11

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of
     Year) as of December 31, 2005                                        12

   NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE                                                                 S-1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  E-1




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Benefits Committee of Cinergy Corp.
Cincinnati, Ohio

We have audited the accompanying statements of net assets available for benefits of the Cinergy Corp. Union Employees' 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Cincinnati, Ohio
June 23, 2006





CINERGY CORP.
UNION EMPLOYEES' 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
----------------------------------------------------------------------------


ASSETS                                           2005                 2004

CURRENT ASSETS:
  Investments--at fair value (see Notes 3 and 4):
    Plan interest in Cinergy Corp. Common
     Stock Master Trust                    $  59,234,427         $  56,024,465
    Mutual funds                              79,592,458            71,435,003
    Interest bearing cash                      9,985,945             9,987,145
    Common/collective trust                    2,191,099             1,491,772
    Loans to participants                      4,602,558             4,889,917
                                          ---------------       ---------------

           Total investments                 155,606,487           143,828,302

  Employer's contribution receivable             847,037               467,687
                                         ----------------      ----------------

NET ASSETS AVAILABLE FOR BENEFITS           $156,453,524          $144,295,989
                                            ============          ============


See notes to financial statements.





CINERGY CORP.
UNION EMPLOYEES' 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004
---------------------------------------------------------------------------


                                                  2005                 2004

ADDITIONS--
  Additions to net assets attributed to:
    Investment income:
      Plan interest in Cinergy Corp. Common
        Stock Master Trust (see Note 4)    $    3,983,898       $     6,427,198
      Net appreciation in fair value of
        investments                             2,239,878             4,693,716
      Interest and dividends                    3,537,140             2,036,466
      Participant loan interest income            259,517               258,055
                                              --------------         ----------

           Net investment income               10,020,433            13,415,435
                                              --------------         ----------

    Contributions:
      Participant                               6,963,066             6,605,398
      Employer                                  3,750,783             3,336,708
      Rollover                                    156,976                29,242
                                              --------------         ----------

           Total contributions                 10,870,825             9,971,348

           Total additions                     20,891,258            23,386,783
                                              --------------         ----------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Benefits paid to participants              (7,596,613)          (5,417,311)
    Dividends paid in cash                        (67,384)             (57,836)
    Deemed distribution of loans to participants   (2,027)
    Administration fees                           (20,447)             (22,596)
                                              --------------         ----------

           Total deductions                    (7,686,471)          (5,497,743)

  Net increase prior to transfers              13,204,787            17,889,040
  Interplan transfers (see Note 2)             (1,047,252)            (955,034)
                                              --------------         ----------

                                                12,157,535           16,934,006

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                            144,295,989          127,361,983
                                              ---------------        ----------

  End of year                                 $156,453,524         $144,295,989
                                             ================      ============


See notes to financial statements.






CINERGY CORP.
UNION EMPLOYEES' 401(K)PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
---------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following description of the Cinergy Corp. Union Employees' 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan covering union employees of Cinergy Corp.'s subsidiaries (collectively, the "Company") represented by the International Brotherhood of Electrical Workers, Local 1393. The Plan is administered by the Cinergy Benefits Committee and trusteed by the Fidelity Management Trust Company ("Fidelity") and U.S. Trust Company of California N.A. ("US Trust"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. A portion of the administrative expenses of the Plan are paid by the Company.

      Contributions--The Company automatically enrolls new full time employees eligible for the Plan at a 3% deferral rate. The contributions made to the plan on the employee's behalf will be invested in one or more funds selected in accordance with procedures established by the plan administrator. If an employee chooses not to participate, Fidelity, the recordkeeper, must be contacted by the employee to change the deferral rate to 0%.

      Under the Plan, the pre-tax contribution limit is 50% of annual base compensation up to the IRS maximum each year. In addition, a participant may make after-tax contributions up to 15% of annual base compensation. Pre-tax and after-tax contributions are subject to certain limitations. The pre-tax and after-tax contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Corp. Common Stock Master Trust.

      The Company matches 100% of the first 3% of pre-tax contributions from base pay plus 50% of the next 2% of pre-tax contributions from base pay. An additional incentive match will be a maximum of 1% of base pay based upon meeting corporate goals. Only employees making pre-tax contributions will receive the incentive match. All employer contributions are invested by the trustee in the Cinergy Corp. Common Stock Master Trust.

      The Company, at its discretion can make a profit sharing contribution to the Plan to eligible employees for the plan year in an amount determined by the Company. In 2005 and 2004, the amount of the Deferred Profit Sharing contribution was $305,168 and $122,296, respectively.

      Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax amount over and above the IRS limits each year. For 2005 and 2004, the IRS allowed participants over the age of 50 to contribute up to an additional $4,000 and $3,000 over and above the $14,000 and $13,000 pre-tax limit, respectively. Cinergy will not provide a base company match or incentive match on these additional contributions.

      Vesting--Participants are immediately vested in all contributions and earnings thereon, with the exception of Deferred Profit Sharing Contributions made by the Company which are vested after three years of service. However, the dividends on the Cinergy Corp. common stock on Deferred Profit Sharing Contributions are vested immediately.

      Participant Account--Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Allocations are based on the participant's account balance or contribution percentage as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      A participant may elect to change investment funds and/or the contribution allocation percentage among funds at any time.

      Payment of Benefits--Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment including retirement, death, or disability. Distributions are paid in a lump sum for vested benefits of $1,000 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $1,000. Active participants are also eligible to apply to the Plan administrator for "hardship" withdrawals from their pretax account in accordance with Plan provisions.

      Participant Loans--Subject to certain limitations, participants may apply for loans from their pre-tax account balances. Interest on the loans is set at the prime rate plus 1% at the time of borrowing, and the loans are secured by the balance in the participant's account. Loans are to be repaid within 54 months through regular payroll deductions.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements of the Plan are prepared on an accrual basis.

      Investment Valuation and Income Recognition--Investments are stated at fair value. Shares of registered investment companies are valued at quoted redemption prices which represent the net asset value of shares held by the Plan at year-end. Cinergy common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Transfers of assets between the Plan, the Cinergy Corp. Non-Union Employees' 401(k) Plan and the Cinergy Corp. Union Employees' Savings Incentive Plan occur as a result of changes in employee status between the union classification and the exempt and non-exempt classifications. Such transfers are reflected as interplan transfers on the statement of changes in net assets available for benefits.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      Payments of Benefits--Benefit payments are recorded when paid.

3.    NON-PARTICIPANT DIRECTED INVESTMENTS

      Effective October 1, 2005, the Plan was amended to allow participants to transfer funds from the Cinergy Common Stock Master Trust to other investments options at any time. Therefore, all investments became participant directed. Information about the net assets and the significant components of the changes in net assets relating to non-participant directed balances in 2004 is as follows:

                                                                 December 31,
                                                                     2004

         Net assets--Cinergy Corp. Common Stock Master Trust      $  43,503,782
                                                                  =============


                                                                   Year Ended
                                                                   December 31,
                                                                      2004

         Changes in net assets:
           Employer contributions                                 $   3,335,591
           Dividends                                                  1,892,191
           Net appreciation                                           2,955,180
           Benefits paid to participants                            (1,124,087)
           Transfers to participant directed investments            (2,425,458)
           Interplan transfers                                        (471,750)
                                                                 --------------

                                                                  $   4,161,667




4.    INVESTMENTS

      The Plan invests in Cinergy Corp. Common Stock Master Trust which was established by the Company for certain of the Plans' sponsor's defined contribution 401(k) plans. Cinergy Corp. also sponsors the following plans, whose investments are held in the Master Trust described above:

             The Cinergy Corp. Union Employees' Savings Incentive Plan, which covers union employees of Cinergy Corp. and subsidiaries represented by The Utility Workers Union, Local 600, The International Brotherhood of Electrical Workers, Local 1347, The United Steelworkers of America, Local 12049 and Local 14214, The Paper, Allied-Industrial, Chemical and Energy Workers, Local 4-1, Unite, Local 2024 and Unite, Local 1093.

             The Cinergy Corp. Non-Union Employees' 401(k) Plan, which covers non-union employees' of Cinergy Corp. and subsidiaries who meet minimum age requirements.

      The Plan has an undivided interest in the Master Trust. Fidelity Management Trust Company in the name of US Trust as Trustee holds the Plan interest in Cinergy Corp. Common Stock Master Trust. A summary of the net assets of the Master Trusts as of December 31, 2005 and 2004 is as follows:


                                                      2005             2004

         Cash and cash equivalents              $    3,421,124   $    4,823,702
         Cinergy Corp. common stock                462,775,838      428,963,584
                                                 -------------    -------------


                                                      2005             2004

                    Total investments            466,196,962        433,787,286

         Receivables:

           Accrued interest                           11,810              6,532

           Securities sold                         1,705,296             41,713
                                                 -------------     ------------

                    Total assets                 467,914,068        433,835,531


         Liabilities--securities purchased         (109,812)           (64,030)
                                                 --------------    ------------

         Net assets of Cinergy Corp.
         Common Stock Master Trust              $467,804,256       $433,771,501
                                                ============       ============



Allocations of the Plan interest in Cinergy Corp. Common Stock Master Trust to participating plans as of December 31 are as follows:

                                         2005                    2004
                                   Amount     Percent     Amount        Percent

Cinergy Corp. Union Employees' $  59,234,427    13%    $  56,024,465       13%
 401(k) Plan
Cinergy Corp. Non-Union
 Employees' 401(k) Plan          215,588,648    46       198,406,071       46
Cinergy Corp. Union Employees'
 Savings Incentive Plan          192,981,181    41       179,340,965       41
                               -------------    ---     -------------      ---

                                $467,804,256    100%    $433,771,501       100%
                                ============    ====    ============       ====


A summary of income of the Cinergy Corp. Common Stock Master Trust as of December 31 is as follows:


                                                     2005              2004

       Cinergy Corp. Common Stock Master Trust:
         Interest and dividends                   $20,468,016      $19,381,810
         Net appreciation in fair value of
         investments                               10,401,289       30,212,573
                                                  ------------     ------------

       Net Trust investment income                $30,869,305      $49,594,383
                                                  ===========      ===========



      The Plan's investments (excluding the Cinergy Corp. Common Stock Master Trust, which is detailed above), which includes gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

                                                     2005              2004

       Mutual funds                               $2,175,208        $4,612,873
       Common/collective trust                        64,670            80,843
                                               -------------     -------------

       Net appreciation in fair
       value of investments                       $2,239,878        $4,693,716
                                                  ==========        ==========



Allocations of income in Cinergy Corp. Common Stock Master Trust to participating plans as of December 31 are as follows:

                                           2005                     2004
                                   Amount       Percent      Amount      Percent

Cinergy Corp. Union Employees'   $  3,983,898     13%     $  6,427,198     13%
 401(k) Plan
Cinergy Corp. Non-Union Employees'
 401(k) Plan                       14,140,073     46        22,881,831      46
Cinergy Corp. Union Employees'
 Savings Incentive Plan            12,745,334     41        20,285,354      41
                                  ------------   ----     -------------     ---

                                 $ 30,869,305    100%      $49,594,383     100%
                                 ============    ====     =============    ====



     The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31 are as follows:

                                                    2004               2003

*Plan interest in Cinergy Corp.
 Common Stock Master Trust                     $ 59,234,427        $56,024,465
 JP Morgan Prime Money Market Instrument          9,985,945          9,987,145
*Fidelity Magellan Fund                          25,656,918         26,040,754
*Fidelity Equity Income Fund                     17,792,544         16,927,024
*Fidelity Low-Priced Stock Fund                   8,623,056          7,368,609

*Denotes party-in-interst.


5.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unvested amounts in the participant's account may be forfeited upon termination of the plan.

7.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee for all Plan investments, except for the Plan's interest in Cinergy Corp. Common Stock Master Trust, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. US Trust is the Trustee for the Plan's interest in Cinergy Corp. Common Stock Master Trust, which holds common stock of the Company as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

8.    INVESTMENT RISK

      Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

9.    PLAN CHANGES

      Effective January 1, 2005, the Plan was amended as follows:

        Clarified that an Eligible Employee did not include nonresident aliens with no United States source income,

        Provided that individuals who were terminated in connection with the transition of certain information technology-related responsibilities from the Company will be entitled to receive a profit-sharing contribution for 2004 even if they are not employed by the Company and its affiliates on December 31, 2004,

        Clarified the Plan's disability provisions,

        Reduced the amount to which an involuntary cash-out applies from $5,000 to $1,000 and provided that such determination shall be made after taking into account rollover contributions, and

        Clarified the Plan's ERISA Section 404(c) provisions.

      Effective October 1, 2005, the Plan was amended to allow employees to transfer funds out of the Cinergy Corp. Common Stock Master Trust to other investment options at any time.

      Effective January 1, 2006, the Plan was amended as follows:

        Clarified that it will no longer be a 401(k) safe harbor plan for plan years beginning after December 31, 2005

        Permitted eligible employees to make pre-tax and after-tax contributions from overtime pay, but without Cinergy matching those contributions

10.   SUBSEQUENT EVENT

      On April 3, 2006, the merger of Cinergy Corp. and Duke Energy was finalized. Shares of Cinergy common stock within the Plan were exchanged for shares of Duke Energy common stock. Effective April 3, 2006, the Cinergy Stock Fund was renamed the Duke Stock Fund.



                                    ******




                              SUPPLEMENTAL SCHEDULE




CINERGY CORP.
UNION EMPLOYEES' 401(k) PLAN

EIN: 31-1385023
PLAN NUMBER: 101

SCHEDULE H, PART IV, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005
--------------------------------------------------------------------------


  Identity of Issuer,     Description of Investment, Including
  Borrower, Lessor,       Maturity Date, Rate of Interest,             Current
    or Similar Party      Collateral, and Par or Maturity Value         Value

*Fidelity Investments     Magellan Fund                             $25,656,918
*Fidelity Investments     Equity Income Fund                         17,792,544
*Fidelity Investments     U.S. Bond Index Fund                        4,709,361
*Fidelity Investments     Diversified International Stock Fund        6,129,719
*Fidelity Investments     Low-Priced Stock Fund                       8,623,056
*Fidelity Investments     Freedom Income Fund                           320,057
*Fidelity Investments     Freedom 2000 Fund                             458,570
*Fidelity Investments     Freedom 2010 Fund                           3,629,193
*Fidelity Investments     Freedom 2020 Fund                           1,862,134
*Fidelity Investments     Freedom 2030 Fund                           1,009,858
*Fidelity Investments     Freedom 2040 Fund                             474,095
*Fidelity Investments     Blue Chip Fund                              2,857,188
 TCW Asset Management     TCW Galileo Value Opportunity Fund            356,492
 Rainier Investments      Rainier Small/Midcap I                      5,713,273
                                                                  -------------

                           Total investments in mutual funds         79,592,458
                                                                   ------------

*Cinergy Corp. Common     Plan interest in Master Trust              59,234,427
   Stock Master Trust
 JP Morgan Investments    JP Morgan Prime Money Market Instrument     9,985,945
*Fidelity Investments     Fidelity Managed Income Portfolio             861,349
*Fidelity Investments     US Equity Index Pool                        1,329,750
*Various Plan             Participant Loans (interest rates ranging
   Participants           from 6.25% to 7.75% and maturities
                          through July 2, 2010)                       4,602,558

*Denotes a party-in-interest.




                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         CINERGY CORP. UNION EMPLOYEES'
                                   401(K) PLAN


                           By /s/ Darlene Glesenkamp

                               Plan Administrator




                                                                   EXHIBIT 23


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statement No. 333-72900 on Form S-8 of our report dated June 23, 2006, relating to the financial statements of the Cinergy Corp. Union Employees' 401(k) Plan appearing in this Annual Report on Form 11-K of the Cinergy Corp. Union Employees' 401(k) Plan for the year ended December 31, 2005.



Cincinnati, Ohio
June 27, 2006